UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 23, 2007

THE COLONIAL BANCGROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	1-13508	63-0661573
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 Colonial Bank Blvd.
Montgomery, Alabama 36117
(Address of principal executive offices)

(334) 240-5000
(Registrant's telephone number)

One Commerce Street
Montgomery, Alabama 36104
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events

As of January 23, 2007, The Colonial BancGroup, Inc. ("Colonial") and Commercial Bankshares, Inc. ("Commercial") entered into an Agreement and Plan of Merger whereby Commercial would be merged into Colonial. Based upon the closing price of Colonial's common stock on January 22, 2007, the transaction has an aggregate value of $317 million, and a value per Commercial share of $49.36. Colonial has agreed to indemnify certain officers and directors of Commercial for a period of time after the closing. The proposed transaction is subject to customary closing conditions, including receipt of all necessary regulatory approvals and the approval of Commercial shareholders. The transaction is described in greater detail in a press release, which is attached hereto as Exhibit 99.1. Additionally, Colonial's related presentation materials are attached hereto as Exhibit 99.2.

Neither this report nor any exhibit hereto constitutes an offer to sell any securities. The shareholders of Commercial Bankshares, Inc. shall receive and are urged to read the Prospectus-Proxy Statement that will be filed with the Securities and Exchange Commission as it will contain information that will be important to their investment decision. After they are filed with the SEC, these documents shall also be available at the SEC's website at www.sec.gov.

Item 9.01   Financial Statements and Exhibits.

The following exhibits are included in this Current Report on Form 8-K:

Exhibit No.	Exhibit
99.1	Press Release, dated January 23, 2007, issued by Colonial BancGroup.
99.2	Presentation materials to be used in connection with Colonial BancGroup's conference call to be held on January 23, 2007.

This report includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors among others, could cause actual results to differ materially from forward-looking statements, and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*

- *increases in competitive pressure in the banking industry;*

- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*

- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*

- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*

- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*

- *natural disasters in BancGroup's primary market areas result in prolonged business disruption or materially impair the value of collateral securing loans;*

- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*

- *the impact of recent and future federal and state regulatory changes;*

- *current or future litigation, regulatory investigations, proceedings or inquiries;*

- *strategies to manage interest rate risk may yield results other than those anticipated;*

- *changes which may occur in the regulatory environment;*

- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP, INC

By   /s/   T. BRENT HICKS

T. Brent Hicks
Chief Accounting Officer

Date: January 23, 2007

Exhibit 99.1



PRESS RELEASE

For more information contact:
Lisa Free (334) 676-5105
Director of Investor Relations

January 23, 2007

COLONIAL BANCGROUP TO ACQUIRE COMMERICAL BANK OF FLORIDA

MONTGOMERY, AL — Colonial BancGroup Chairman, CEO and President, Robert E. Lowder, announced today that The Colonial BancGroup, Inc. has entered into a definitive agreement to merge Commercial Bankshares, Inc. and its subsidiary Commercial Bank of Florida into The Colonial BancGroup, Inc and Colonial Bank, N.A. Under the terms of the agreement, Commercial Bankshares' shareholders will receive in the aggregate, consideration of approximately $157.5 million in cash and 6.5 million shares of Colonial stock. Based on the $24.60 closing price of Colonial's common stock on January 22, 2007, the transaction has an aggregate value of $317 million and a value per Commercial Bankshares' share of $49.36.

Commercial Bankshares, headquartered in Miami, Florida, had total assets of $1 billion, total deposits of $841 million and total loans of $611 million at December 31, 2006. Commercial Bank of Florida currently operates 14 full service offices in Dade and Broward counties in South Florida.

Colonial will strengthen its position as the fifth largest commercial bank in Florida with a pro forma 2.92% deposit market share. Including Commercial Bankshares, Inc., Colonial will have assets of $13.8 billion, deposits of $10.2 billion and 180 branches in Florida. The transaction is expected to be accretive to earnings in the first full year of cost savings.

"The merger with Commercial Bankshares represents a great opportunity for Colonial to add convenience in one of Florida's wealthiest and most dynamic growth markets – the Miami-Palm

Beach corridor. Commercial has minimal overlap with Colonial's locations and will bring Colonial's branches to 62 and deposits to $3.8 billion in South Florida. Commercial and Colonial share a common philosophy of customer service and a common vision for the future of the South Florida market. I look forward to working with the management team of Commercial to ensure our combined success," said Mr. Lowder.

Completion of the transaction with Commercial Bankshares is subject to approval by various regulatory agencies and Commercial Bankshares' shareholders. Upon completion of the acquisition of Commercial Bankshares, Colonial BancGroup will have over $24 billion in assets and 319 full service branches in Florida (180), Alabama (92), Georgia (18), Nevada (15) and Texas (14).

Colonial is traded on the New York Stock Exchange under the symbol CNB. Colonial will also file a Current Report on Form 8-K concerning this transaction today with the Securities and Exchange Commission which includes a map showing current Colonial Bank locations along with Commercial Bank of Florida locations and may be viewed at Colonial's website at www.colonialbank.com.

Commercial is traded on the Nasdaq Global Market under the symbol CLBK. Commercial will also file a Current Report on Form 8-K concerning this transaction with the Securities and Exchange Commission.

Colonial's management has scheduled a conference call on January 23, 2007 at 3 p.m. ET to discuss this transaction. Individuals are encouraged to listen to the live webcast and view a slide presentation that will be available on Colonial's web site at www.colonialbank.com. The webcast will be hosted under "*Events and Presentations*" located under the "*Investor Relations*" section of the website. To participate in the Q&A session of the conference call, dial (877) 502-9273 or (913) 981-5582 Toll International, (Leader: Lisa Free). A replay of the conference call should be available beginning at 6 p.m. ET on January 23, 2007 and ending at midnight on January 30, 2007 by dialing (888) 203-1112 (Domestic Toll-Free) or (719) 457-0820 (Toll International). The pass code for both numbers is 3641364.

The information contained herein does not constitute an offer to sell any securities. However, Commercial Bankshares and its officers and directors may be deemed to have participated in the solicitation of proxies from Commercial Bankshares' shareholders in favor of the approval of the merger. Information concerning Commercial Bankshares' directors and executive officers is set forth in the Commercial Bankshares' documents filed with the Securities and Exchange Commission (SEC) (available at http: www.sec.gov). The shareholders of Commercial Bankshares shall receive and are urged to read the Prospectus-Proxy Statement that will be filed with the Securities and Exchange Commission as it will contain information that will be important to their investment decision. After they are filed with the SEC, these documents shall also be available at the SEC's website at www.sec.gov.

This release includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in this release are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this release or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current and future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*

- *acts of terrorism or war; and*

- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.

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Exhibit 99.2

CNB
LISTED
NYSE





You'll like it here.

Forward Looking Statements

This presentation includes "forward-looking statements" within the meaning of the federal securities laws. Words such as "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," "potential" and "anticipates," the negative of these terms and similar expressions, as they relate to BancGroup (including its subsidiaries or its management), are intended to identify forward-looking statements. The forward-looking statements in these reports are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements. In addition to factors mentioned elsewhere in this report or previously disclosed in BancGroup's SEC reports (accessible on the SEC's website at www.sec.gov or on BancGroup's website at www.colonialbank.com), the following factors, among others, could cause actual results to differ materially from forward-looking statements and future results could differ materially from historical performance. These factors are not exclusive:

- *deposit attrition, customer loss, or revenue loss in the ordinary course of business;*
- *increases in competitive pressure in the banking industry;*
- *costs or difficulties related to the integration of the businesses of BancGroup and institutions it acquires are greater than expected;*
- *the inability of BancGroup to realize elements of its strategic plans for 2007 and beyond;*
- *changes in the interest rate environment which expand or reduce margins or adversely affect critical estimates as applied and projected returns on investments;*
- *economic conditions affecting real estate values and transactions in BancGroup's market and/or general economic conditions, either nationally or regionally, that are less favorable then expected;*
- *natural disasters in BancGroup's primary market areas which result in prolonged business disruption or materially impair the value of collateral securing loans;*
- *management's assumptions and estimates underlying critical accounting policies prove to be inadequate or materially incorrect or are not borne out by subsequent events;*
- *the impact of recent and future federal and state regulatory changes;*
- *current or future litigation, regulatory investigations, proceedings or inquiries;*
- *strategies to manage interest rate risk may yield results other than those anticipated;*
- *changes which may occur in the regulatory environment;*
- *a significant rate of inflation (deflation);*
- *acts of terrorism or war; and*
- *changes in the securities markets.*

Many of these factors are beyond BancGroup's control. The reader is cautioned not to place undue reliance on any forward looking statements made by or on behalf of BancGroup. Any such statement speaks only as of the date the statement was made or as of such date that may be referenced within the statement. BancGroup does not undertake any obligation to update or revise any forward-looking statements.



2

Summary

- **Commercial Bankshares, Inc. (CLBK), headquartered in Miami, has $1 billion in assets, total deposits of $841 million, loans of $611 million and operates 14 branch locations in Miami-Dade and Broward counties of Florida through its subsidiary bank, Commercial Bank of Florida**

- **Based on Colonial BancGroup's closing stock price of $24.60 on January 22, 2007, the transaction value is approximately $317 million or $49.36 per share**

- **The consideration mix consists of $24.50 in cash and 1.0107 shares of Colonial stock for each share of Commercial Bankshares stock**

- **The acquisition is expected to be accretive to Colonial's EPS in the first year of full cost savings**



Transaction Pricing

	Commercial	Precedent Florida Transactions[1]
Price to Tangible Book Value	3.32	3.24
Price to LTM EPS	24.7	27.8
Expected Pre-Tax Cost Savings	$6,800,000	
Percentage of Commercial's Expenses	37%	
Expected Pre-Tax Merger Related Costs		
To be capitalized	$13,000,000	
To be expensed	$1,600,000	



[1] Represents median of Florida depository acquisitions with deal value greater than $100 million announced since January 1, 2005, per Lehman Brothers Inc.

Colonial/Commercial Pro Forma Summary

(dollars in millions)	Colonial 12/31/06	Pro Forma with Commercial[1] 12/31/06
Assets	$ 22,784	$ 24,050
Loans	15,479	16,090
Deposits	16,091	16,932
Branches	305	319
Florida Only		
Assets	12,800	13,800
Deposits	9,400	10,241
Branches	166	180



[1] Includes estimated purchase accounting adjustments.

Colonial/Commercial Combined Deposit Market Share

(June 2006 FDIC balances)

	Miami-Dade MSA	Rank #	Florida	Rank #
Wachovia	20.79%	1	19.92%	1
B of A	17.93%	2	19.08%	2
SunTrust	5.84%	3	9.73%	3
Regions	3.92%	4	5.07%	4
Colonial/Commercial	**2.56%**	**7**	**2.92%**	**5**
Colonial	1.96%	9	2.68%	5
Commercial	0.60%	15	0.24%	35

Colonial BancGroup

You'll like it here.

Pro Forma Florida Franchise - 180 Branches

CNB LISTED NYSE



GEORGIA
Atmore
Geneva
Bainbridge
Cairo
Folkston
Woodbine
Crestview
Bonifay
Chipley
Thomasville
Valdosta
Kingsland
DeFuniak Springs
Quincy
Wright
Blountstown
Madison
Okefenokee Swamp
Jasper
Jacksonville
Pensacola
Tallahassee
Live Oak
Lynn Haven
Panama City
Callaway
Perry
Mayo
Lake City
Starke
Gulf Coastal Plain
St. Augustine
Port St. Joe
Apalachicola
Gainesville
Palm Coast
Cross City
Trenton
Fruitville
UNITED STATES
Ormond Beach
Ocala
De Land
Daytona Beach
Deltona
Bushnell
Sanford
Gulf of Mexico
Spring Hill
Titusville
Merritt Island
Melbourne
Palm Harbor
Clearwater
FLORIDA
Lakeland
Palm Bay
St. Petersburg
Wauchula
Avon Park
Bradenton
Sebring
Fort Pierce
Port St. Lucie
Sarasota
Arcadia
Venice
Port Charlotte
Belle Glade
Cape Coral
Immokalee
Coral Springs
Big Cypress Swamp
Pembroke Pines
Everglades National Park

● Colonial Bank ▲ Commercial Bank

7